Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

GREENBRIAR COMPREHENSIVE NEWS RELEASE AND Q3 2022 FINANCIALS

November 29th, 2022	Trading Symbol:
Toronto Venture Exchange: GRB
US OTC Market: GEBRF

November 29th, 2022 - Tucson, Arizona - Greenbriar Capital Corp. ("Greenbriar" or "the Company") Greenbriar is extremely pleased to announce its latest updates plus its 2022 Q3 financial results.

Q3 2022 Financials

Greenbriar is pleased to announce that it has recorded net income of $1,443,371 or $0.03 per common share for the three 3 months ending September 30, 2022.  The Company's Audited Financial Statements and the respective Management Discussion and Analysis are available for viewing at www.sedar.com

Green Matters Technologies Inc

Greenbriar provides consulting services to Green Matters whereby Greenbriar is retained by Green Matters as an Advisor for Real Estate and Renewable Energy Development, with the scope of Greenbriar introducing certain large real estate projects, in addition to Sage Ranch, to Green Matters as possible candidates to use the Captive Energy K500 ("CE-K500") industrial heat recovery system and similar systems made or designed by Green Matters.  Greenbriar's largest of shareholders, plus our advisors, own hundreds of millions of square feet of commercial and residential real estate all over the world, and such access allows Greenbriar the opportunity to generate billions of dollars of sales for Green Matters with a direct financial benefit to Greenbriar.

After nearly a decade of research, design, development, fabrication and operation, Green Matters is first to market the CE-K500 heat recovery machine which produces domestic hot water and space heating. The CE-K500 and CE-K700 extracts waste heat from AC chillers, ambient air and other sources by utilizing it to create domestic hot water and space heating at efficiencies up to 610% (COP of 6.1) without the need for any conventional boiler or fossil fuels. Two K500 machines have been installed in the Marriot Hotel and Casino in 2015, providing 100% of their domestic hot water needs, and saving 340 tonnes of CO2 per year. This real-world heat recovery application validates the performance and robustness of the technology along with a third-party verification by world renowned Intertek. For seven (7) straight non-stop years, the CE-K500 produced all the hot water for the large hotel at a 78% savings on energy usage plus a 82% reduction on emissions. There is no machine like it anywhere in the world and with 11 issued patents there is no directly competing product anywhere. The world market for the CE-K500 and similar Green Matters products is well over one million units. This constitutes billions of dollars in sales potential.  Green Matters has just completed its precision manufacturing facility in Canada.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Technical information on the CE-K500 product can be found here:

https://greenbriarcapitalcorp.ca/site/assets/files/1/green_matters_technologies_brochure_english_final_2022.pdf

The Green Matters website is found here: https://www.greenmattersinc.com

Final Precise Development Plan (PDP) submitted for Sage Ranch

On November 17, 2022 Greenbriar filed the formal, final and fully complete PDP (Precise Development Plan) to the City for Sage Ranch. The PDP filing includes thousands of pages of detailed 100% engineered drawings for each house, plus the roads, sewers, drainage, parks, dry utilities, lighting, landscaping, water, and improvements.  Sage Ranch is a nine hundred and ninety-five (995) home, government supported, sustainable, entry level subdivision approved to be almost carbon neutral and when complete, will provide the City with $5 Million in annual taxes, $19 million in building fees, $240 Million in construction jobs, and $1.5 million per month in increased local downtown shopping. Sage Ranch provides much needed entry level housing to the Space, Aviation, Military, Energy, Agricultural and Industrial region of the Antelope Valley and Greater Bakersfield where together with the Los Angeles Basin, total over 20 million people. There presently remains a shortage of 2.4 million entry-level priced homes in California, and Sage Ranch is immune to the current interest rate environment.

Private Placement

The TSX Venture Exchange ("TSX-V") has conditionally approved, and Greenbriar has closed, the Company's private placement of 577,000 units at CDN $1.30 per unit for total gross proceeds of CDN $750,100.00 which was originally announced on November 14, 2022. Each unit consists of one common share and one full common share purchase warrant. Each warrant is convertible into one common share at CDN $1.50 per share and the warrants expire in three years from the date of closing being November 29, 2022. Proceeds are for general working capital. The units are subject to a four (4) month and a day hold period from the date above. There were no finder's fees payable and none of the proceeds will be used for Investor Relations.  Final TSX-V approval is subject to the Company making standard post-closing filings with the TSX-V.

Water Rights Purchase

Greenbriar is pleased to announce that the TSX Venture Exchange (the "TSXV") has accepted for filing the Water Rights Purchase Agreement dated August 11, 2020 (the "Water Rights Purchase Agreement") and an associated amended and restated debt settlement agreement with an arm's length party made as of February 18, 2022 and restated as at October 31, 2022 (the "Debt Settlement Agreement" and together with the Water Rights Purchase Agreement, the "Transaction") pursuant to which the Company acquired seventy-six gross acre feet of base water rights (the "Water Rights") for the Company's Sage Ranch Project located in Tehachapi, California, USA.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

The Water Rights were transferred to the Company's wholly-owned subsidiary, Greenbriar Capital (U.S.), LLC, effected September 21, 2022.

The Debt Settlement Agreement is being settled for US$1,000,000 in Units (as defined below at a deemed price of CDN $1.46 per Unit being the 10-day VWAP on the TSXV (or an equivalent of US$1.08).  In total, the Company is issuing 925,926 units (the "Units") to settle the Debt Settlement Agreement.  Each Unit consists of one common share plus one whole share purchase warrant (a "Warrant").  Each Warrant is exercisable to acquire one common share at an exercise price of CDN $1.46 for a period of three years from the date of this news release.  The Units are being issued pursuant to a Canadian prospectus exemption and will be subject to a Canadian legend of four months and a day from the date of issuance.

Montalva Solar Project

The Company is advised by its legal counsel that solid and positive progress is being made through confidential settlement discussions to advance the 160MWdc/80MWac Montalva Solar project under the proceedings of the Puerto Rico Energy Bureau. Updates will be made available when legally possible.

West Lake Energy

Both Greenbriar and West Lake are working on a series of inside the fence solar projects. West Lake is developing its 2023 budget and a decision is forthcoming on West Lake becoming a strategic investor into Greenbriar.

About Greenbriar Capital Corp:

Greenbriar is a leading ESG Alternative Asset developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

Phone: 949.903.5906
Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF